Deutsche Bank Aktiengesellschaft 6-K

Exhibit 99.1

Deutsche Bank

Media Release

Frankfurt am Main	10 March 2022

Deutsche Bank raises its return on tangible equity target to above 10 percent

Strategy includes increased capital distributions and investments into growth

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) announces an evolution of its strategy focused on delivering sustainable growth and higher returns at an Investor Deep Dive hosted today. By 2025, the bank aims to increase returns on average tangible equity (RoTE)1 to above 10% and organically generate significant additional tangible equity.

This is expected to be achieved through a combination of revenue growth, further efficiencies and self-funded investments. Subject to successful implementation, this strategy would enable anticipated capital distributions to shareholders of around € 8 billion in respect of the financial years 2021-2025 and substantial re-investment into Deutsche Bank’s four leading businesses.

Deutsche Bank’s financial targets for 2025 are:

•	Post-tax RoTE[1] of greater than 10%, with disciplined resource allocation driving profitability;
•	Compound annual revenue growth of 3.5-4.5% from 2021, with implied net revenues of approximately € 30 billion in 2025;
•	A cost/income ratio below 62.5%, reflecting revenue growth with further cost discipline, supported by ongoing efficiency initiatives enabling self-funded reinvestment.

The Global Hausbank: a strong platform for sustainable growth

Deutsche Bank’s sustainable growth strategy builds on the fundamental transformation of the bank since 2019. The core of this strategy is to further expand Deutsche Bank’s position as the 'Global Hausbank’. As the market leader in one of the world’s strongest economies with a comprehensive suite of products, Deutsche Bank aims to become the first point of contact in all financial matters for an even larger number of clients and to further strengthen cross-divisional collaboration.

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com/news Email: db.media@db.com

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”Over the past three years, we have built strong foundations for a resilient and sustainably profitable Deutsche Bank”, Christian Sewing, Chief Executive Officer, said. “Our strategy is now about shifting to sustainable growth and increased distributions to our shareholders. Our bank is well placed to help clients navigate through geopolitical and macroeconomic shifts, including the current uncertainties. And we are strongly positioned to help clients accelerate their transition to a more sustainable and digitized economy.”

Capital plan through 2025: supporting growth and returns to shareholders

Deutsche Bank’s capital plan is based on maintaining a Common Equity Tier 1 (CET1) capital ratio of approximately 13% in 2025, subject to a minimum threshold of 200 basis points above the expected Maximum Distributable Amount threshold of approximately 11%. The plan includes tangible equity retention to support business growth and implementation of the first elements of the expected Basel III regulatory capital changes effective January 1, 2025.

The Management Board announced its intention to reach a total payout ratio of 50% of net income attributable to shareholders in 2025 and thereafter.

Completing transformation: a positive start to 2022

The current geopolitical and macroeconomic environment creates uncertainties whose impact cannot yet be fully assessed. Nevertheless, performance in January and February was ahead of the comparable period last year across key metrics as management continues to work toward delivery of its financial and transformation objectives for 2022.

Group highlights2 for the year to date as of 28 February, including a two-month pro rata (two-twelfths) share of Deutsche Bank’s annual bank levy in both 2022 (plan) and 2021, include:

•	Post-tax return on average shareholders’ equity of 10.6%, versus 8.6% in the year to 28 February 2021
•	Post-tax RoTE[1] of 11.8%, up from 9.7% in the year to 28 February 2021 and ahead of the 2022 target of 8%
•	Core Bank post-tax RoTE[1] of 13.8%, up from 12.1% in the same period of 2021 and compared to a 2022 target of above 9%
•	Cost/income ratio of 64.1%, down from 68.0% in the same period of 2021 and below the full-year 2022 goal of 70%
•	CET 1 ratio of around 13.2%, well above the bank’s 2022 goal of above 12.5%

Deutsche Bank aims to reach its 2022 goals through a combination of revenue growth, further reductions in adjusted costs ex-transformation charges1, and the substantial elimination of transformation-related effects1, 97% of which were recognised by the end of 2021.

“For the full year 2022, we continue to expect to deliver a post-tax return on tangible equity of 8 percent”, said James von Moltke, Chief Financial Officer. “We have had a good start to the year across our businesses. While the war in Ukraine creates increased uncertainty in the market environment, our exposures to Russia are contained and well controlled.”

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Building on progress of transformation since 2019

Deutsche Bank’s roadmap for 2025 is based on the progress of its transformation program launched in 2019. This included exiting non-strategic activities, refocusing the core businesses, reducing costs, investment in technology and controls and effective management of capital. Achievements to the end of 2021 have included:

•	Profit before tax of € 3.4 billion, versus € 1.3 billion in 2018
•	Business volume growth and share gains across core businesses, with revenues of € 25.4 billion in 2021, up 6% year on year
•	Reductions of € 3.6 billion in adjusted costs ex-transformation charges and reimbursable Prime Finance-related expenses[1] since 2018
•	Capital Release Unit leverage exposure down 86% and risk weighted assets down 61% since year end 2018, while reducing the cost burden from legacy assets by € 2.2 billion
•	The self-financing of transformation, as organic capital generation and accretion from non-strategic asset reduction largely offset transformation-related costs and regulatory inflation
•	Strong growth in sustainable financing and investment, which reached € 157 billion by the end of 2021, and bringing forward the original 2025 target, of over € 200 billion in Environmental, Social and Governance (ESG) financing and investment ex-DWS, to year end 2022

Deutsche Bank will host an Investor Deep Dive starting at 13:00 CET today. Christian Sewing, Chief Executive Officer, and James von Moltke, Chief Financial Officer, will present a review of the bank’s current transformation programme and discuss Deutsche Bank’s strategy and financial objectives through 2025. The materials will be available on investor-relations.db.com/IDD2022.

1 For a description of this and other non-GAAP financial measures, see ‘Use of non-GAAP financial measures’ on pp 17-25 of the fourth quarter 2021 Financial Data Supplement

2 Preliminary and unaudited

For further information please contact:

Deutsche Bank AG

Media Relations

Sebastian Kraemer-Bach

         Christian Streckert

Phone: +49 69 910 43330

Phone: +49 69 910 38079

Email: sebastian.kraemer-bach@db.com

Email: christian.streckert@db.com

Charlie Olivier

Phone: +44 20 7545 7866

Email: charlie.olivier@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

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About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our latest SEC Form 20-F under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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